May 4, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4644

Re:                             Jefferson National Life Annuity Account C

Ladies and Gentlemen:

On behalf of Jefferson National Life Annuity Account C, we are requesting withdrawal of the 485(b) Post-Effective Amendment to the above-referenced registration statements on Form N-4, of the Securities Act of 1933, as amended (the “1933 Act”), as well as the Investment Company Act of 1940 (“1940 Act”).

The post-effective amendment was filed with the Securities and Exchange Commission and accepted on April 24, 2015 (Accession Number: 0001104659-15-030012), under the incorrect File Number 033-02460. The 485(b) was refiled May 4, 2015 (Accession Number: 0001104659-15-033528), under the correct File Number 033-61122.

If you have any questions or comments with respect to these filings, please do not hesitate to contact me 866-667-0561.

Very truly yours,

/s/Craig A. Hawley, Esq.

Craig A. Hawley, Esq.

General Counsel and Secretary